ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000E

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.ProShares.com

December 20, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Joshua Lobert

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 for ProShares Trust II (File No. 333-228620)

Dear Mr. Lobert:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, as of 4:00 p.m. on December 20, 2018, or as soon thereafter as reasonably practicable.

If the Staff has any further comments or questions regarding this filing, please contact the undersigned or Omar Bardouil at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

By: /s/ Richard F. Morris

ProShare Capital Management LLC

General Counsel